Mohen, Inc.
95 Morton Street
New York, New York 10014

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August 29, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Cicely LaMothe, Branch Chief
Division of Corporation Finance

Wilson K. Lee

Re:	Mohen, Inc.
Form 10-SB Amendment No. 2
Filed August 17, 2007
File No. 000-52707

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 23, 2007 relating to the Registration Statement on Form 10-SB, filed with the SEC on August 17, 2007 (the “Form 10-SB”).  The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 3 to our Form 10-SB.

FORM 10-SB AMENDMENT # 2 FILED ON AUGUST 17 2007

Financial Statements and Notes

Audited Financial Statements for December 31, 2006

Note 6 – Equity Transactions

Redeemable Convertible Preferred Stock – Series B- par value $0.01, pages F-15-F-16

1.
We note that based on the guidance in FSP 150-5, you reclassified the value of the warrants from equity to a liability.  Please advise us how the additional audit procedures performed were reflected in your audit opinion date and whether or not you considered this change to be a restatement or correction of an error of the financial statements.  If so, then please include the relevant disclosures.

Response

Although the Company reclassified the value of the warrants ($391,000) from equity to a liability (in accordance with our SEC response letter dated August 20, 2007), we did not consider (and our auditors agreed) the reclassification to be material enough, on a quantitative and qualitative basis, (both in the December 2006 and June 2007 financial statements) to require a restatement or correction of an error presentation. Please be reminded that as of August 28, 2007, all of the Redeemable Convertible Preferred Stock Series B were converted into shares of common stock and the value of the warrants was reclassified to additional paid-in capital as a result of the Form 10-SB registration statement automatically being declared effective and  the redemption feature no longer available to the holders of such securities.  As such, we respectfully believe our financial statement presentation and disclosures are adequate and that no further changes are necessary  to our financial statements.

2.
Please further explain to us and expand your disclosure to clarify how you determined that the net cash settlement amount represented fair value and provide us with the appropriate GAAP reference that supports your valuation.  In addition, we note there were no changes to the fair value of your warrant liability at each period end.  To the extent this obligation has a fixed value, please clarify this in your footnote disclosure to support your accounting treatment.

Response

In accordance with your request, in Amendment No. 3 to Form 10-SB, Note 6, paragraphs 2, 4 and 5 (sub-section “Redeemable Convertible Preferred Stock Series B-par value $0.01”) to the financial statements for the year ended December 31, 2006 and Note 4 paragraphs 2, 4 and 5 (sub-section “Redeemable Convertible Preferred Stock Series B-par value $0.01”) to the financial statements for the six months ended June 30, 2007 have been revised to clarify how we determined that the net cash settlement value represents fair value, inclusion of the appropriate GAAP reference and clarification that the warrant obligation is fixed.  Again, please be reminded that as of August 28, 2007, all of the Redeemable Convertible Preferred Stock Series B were converted into shares of common stock and the value of the warrants was reclassified to additional paid-in capital as a result of the Form 10-SB registration statement automatically being declared effective and the redemption feature  no longer available to the holders of such securities.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

By:	/s/MEL SCHRIEBERG
Mel Schrieberg
Chief Executive Officer